AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

12200 Herbert Wayne Court, Suite 150

Huntersville, North Carolina 28070

June 2, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attention: J. Nolan McWilliams

Re:	American Tire Distributors Holdings, Inc.
Registration Statement on Form S-1, as amended (File No. 333-164745)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Tire Distributors Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-164745), together with all amendments and exhibits thereto (the “Registration Statement”). The Company does not intend to conduct the offering of the shares of common stock contemplated by the Registration Statement because it has been acquired in a merger by an investment vehicle associated with TPG Capital, L.P. The Company’s new stockholders have determined that the registration of the Company’s securities is not in the best interest of the Company at this time. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via facsimile at (704) 947-1919, with a copy to Andrew Smith of Simpson Thacher & Bartlett LLP via facsimile at (212) 455-2502.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Andrew Smith at (212) 455-7939 or asmith@stblaw.com.

Sincerely,

American Tire Distributors Holdings, Inc.

/s/ J. Michael Gaither

Name: J. Michael Gaither

Title: General Counsel